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                                                                    EXHIBIT 99.1

                                  BRIAZZ, INC.

                                  RISK FACTORS

                          RISKS RELATED TO OUR BUSINESS

WE HAVE A HISTORY OF LOSSES AND ANTICIPATE CONTINUED LOSSES IN THE FUTURE, WHICH MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, OUR ABILITY TO IMPLEMENT OUR BUSINESS STRATEGY AND OUR STOCK PRICE.

We incurred losses of $12.5 million during the fiscal year ended December 27, 1998, $15.4 million during the fiscal year ended December 26, 1999, $6.3 million during the fiscal year ended December 31, 2000, $6.8 million during the fiscal year ended December 30, 2001, $15.1 million during the fiscal year ended December 29, 2002 and $8.1 million for the 39-weeks ended September 28, 2003. Since inception, we had accumulated net losses of approximately $70 million through September 28, 2003 and have experienced negative cash flows from operations. These matters raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon numerous factors, including our ability to obtain additional financing, our ability to increase our level of future revenues and our ability to reduce operating expenses. Failure to achieve profitability, or maintain profitability if achieved, may have a material adverse effect on our business, our ability to implement our business strategy and our stock price. It is anticipated that additional cash will be needed by the end of 2003 in order to continue operating.

There can be no assurance that we will be able to obtain additional financing, increase revenues, reduce expenses or successfully complete other steps to continue as a going concern. Due to the substantial number of shares issuable upon conversion of our Series F Convertible Preferred Stock, we may be unable to negotiate subsequent equity financings on terms favorable to us, or at all. In addition, our existing debt represents a substantial percentage of our asset value. As a result of this high level of leverage, we may find it difficult to incur additional debt, either in the form of an operating line of credit or discretionary debt financing. If we are unable to obtain sufficient funds to satisfy our cash requirements, we may be forced to substantially reduce and/or curtail operations. Such events would materially and adversely affect our financial position and results of operations.

OUR BUSINESS STRATEGY IS TO FOCUS OUR EFFORTS ON IMPROVING OUR FINANCIAL PERFORMANCE THROUGH A COMBINATION OF COST CUTTING MEASURES AND NEW CORPORATE DEVELOPMENT INITIATIVES. OUR INABILITY TO IMPLEMENT OUR BUSINESS STRATEGY WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATING RESULTS AND PROSPECTS.

Our business strategy is to focus our efforts on achieving profitability through a combination of cost cutting measures and new corporate development initiatives, which may include licensing or franchising our products to third parties and securing additional wholesale accounts. The success of our business strategy will depend in part upon our ability to conclude agreements with retailers, wholesalers or others who may license, resell or purchase a franchise for our products. We are working with Flying Food Group ("FFG") to test the sale of our food products through Starbuck's; however, we have not entered into any agreement with FFG or Starbuck's and the test may be discontinued at any time. We may be unable to conclude agreements with third parties on terms favorable to us, or at all. In addition, in order to enter into agreements with these parties, we may need to recruit additional management and raise additional capital.

If we enter into agreements with third party distributors of our products, our existing cafe management systems, financial and management controls and information systems may not be adequate to support our planned expansion. Our ability to manage our growth effectively will require us to continue to expend funds to improve these systems, procedures and controls, which we expect will increase our operating expenses and capital requirements. In addition, we must effectively expand, train and manage our work force. We cannot assure you that we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and on our existing systems, procedures and controls. In addition, we cannot assure you that we will be able to continue to improve our information systems and financial controls or to manage other factors necessary for us to achieve our growth strategy. For any of these reasons, we could lose opportunities or overextend our resources, which could adversely affect our operating results.

In addition, agreements with third party distributors may prove to be unsuccessful. In the past, we distributed our products through Quality Food Centers, Albertson's, Safeway, Ralph's and Dominick's grocery stores and through Target stores. We also developed a line of dinner foods for home meal replacement that was tested through one of our Seattle cafes. These attempts were unsuccessful and have been discontinued. Following the discontinuation of these relationships, we evaluated the grocery segment of our wholesale business and decided to withdraw from this distribution channel.



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As part of our strategy to improve our financial performance, we are continuing to review our cost structure and to make cost reductions where possible. In the last year, we have taken significant steps designed to reduce our costs, including personnel reductions, reductions in general and administrative expenses, reorganization of certain business operations, elimination of certain wholesale accounts, discontinuation of branded sales in the Los Angels market, and closure of certain cafes, in addition to the closure of our Seattle, Chicago and Los Angeles central kitchens and the outsourcing of our food production in those markets to third party suppliers. We will continue to seek to reduce our general and administration and other expenses in order to improve our margins and help us achieve profitability. We cannot assure you that we will be able to achieve the desired level of cost reductions or that such reductions, if achieved, will not have an adverse impact on our revenues. If we are not able to sufficiently reduce our costs or implement new distribution relationships on terms favorable to us, we will continue to experience losses which will have a material adverse affect on our business.

WE HAVE ENTERED INTO A TEST AGREEMENT WITH BORDERS, INC. TO OPERATE AND MANAGE CAFES IN EIGHT BORDERS LOCATIONS. EVEN IF THE TEST IS SUCCESSFUL, THE TEST MAY NOT BE EXTENDED.

We have signed an agreement with Borders, Inc. to manage and operate the cafe portion of 8 stores on a test basis for a period of six months after the last test store is opened. We will retain all the receipts generated from these cafes and be responsible for substantially all of the costs resulting from the operations of these cafes. In exchange, the Company will pay Borders an amount equal to $60,000 for each cafe opened, or a total amount of $480,000, for improvements made to the cafes. In addition, we will pay a base rent. There can be no assurance that upon the end of the test period, even if the test proves to be successful, that the agreement will be extended.

WE HAVE NOT MADE RENT PAYMENTS ON CERTAIN OF OUR LEASES AND PAYMENTS TO CERTAIN OF OUR SUPPLIERS. IF WE ARE UNABLE TO MEET OUR OBLIGATIONS TO THIRD PARTIES, WE MAY BE REQUIRED TO DISCONTINUE OUR OPERATIONS.

We have deferred payments to certain of our landlords and suppliers, including FFG. If our landlords or our suppliers require payments in excess of our available cash, we may be required to close cafes, discontinue use of suppliers, limit our product offerings or cease operations altogether. Any such action by our landlords or suppliers may also cause an event of default under the terms of our debt financings or our other contractual relationships, or adversely affect our relationships with other third parties, all of which would adversely affect our operations.

WE HAVE BECOME INCREASINGLY DEPENDENT UPON THIRD PARTIES FOR THE SUPPLY, QUALITY, SAFETY AND COST OF OUR FOOD PRODUCTS.

As we complete our transition to outsourcing of food production, we are, and will increasingly be, dependent on third parties for the production and assembly of our food products. Any failure or delay by them to manufacture and assemble our food products, even for a short period of time, would impair our ability to supply our cafes and would harm our business. We cannot assure you that we will be able to maintain satisfactory relationships with these third parties on acceptable commercial terms. Nor can we assure you that they will continue to provide food products that meet our quality standards. Our agreement with FFG, which produces substantially all our food products in Seattle and Chicago and subcontracts such production to HEMA Foods, Inc. ("HEMA") in Los Angeles, may permit FFG to terminate our relationship on short notice. HEMA may terminate its relationship with FFG, and FFG may have difficulty assuming or subcontracting its obligations in Los Angeles, on short notice. In addition, we do not have any direct contractual relationship with HEMA. If any of our food production relationships were to terminate unexpectedly, we may have difficulty obtaining, manufacturing and assembling our food products, or obtaining adequate quantities of products, at the same quality at competitive prices in a timely fashion, which could limit our ability to adequately supply our cafes and could adversely affect our operating results. If we were unable to find another third party to produce our food products on acceptable terms, we might be required to reestablish central kitchens or to discontinue our operations.

WE HAVE TRANSFERRED MOST OF OUR CENTRAL KITCHEN EQUIPMENT TO FFG, WHICH LIMITS OUR ABILITY TO ESTABLISH NEW CENTRAL KITCHENS SHOULD IT BECOME NECESSARY TO DO SO.

As part of the food production agreement with FFG, we agreed to transfer to FFG without charge any of our central kitchen equipment that may be requested by FFG. Pursuant to this agreement, we have transferred certain of our central kitchen equipment to FFG in the Chicago and Seattle and certain other equipment to HEMA in Los Angeles. If the production agreement is terminated within one year following commencement of production, FFG will return the equipment to us. Otherwise, FFG will retain all transferred equipment. As a result of the equipment transfers, we will find it necessary to acquire new equipment should we enter into markets where FFG does not have an existing central kitchen or declines to provide services, or should we cease to use FFG in an existing market. Due to the high cost of equipment, any future need to acquire such equipment could have a material adverse effect on our results. In addition, we may not have adequate capital to procure the



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required equipment. Further, we may not be able to acquire necessary equipment in a timely manner and, as a result, may not be able to meet food production requirements. Any failure to acquire necessary equipment could have a material adverse effect on our business and results.

WE MAY FACE COMPETITION FROM FFG OR ITS CUSTOMERS PROVIDING SIMILAR PRODUCTS TO THOSE WE MARKET.

While the food production agreement with FFG generally prohibits FFG from using our trademarks for its own purposes, it does not forbid FFG from using the same food formulations, recipes or ingredients for products that it sells to the food service industry. FFG may thus compete with us directly by selling the same or similar products to wholesalers that we target for wholesale accounts. In such event, we will not be able to offer products at a competitive price compared to FFG. FFG may also sell such products to wholesalers or retailers with whom we compete. In the event of such sales, we may not be able to offer products at a competitive price compared to wholesalers or retailers who purchased the similar products from FFG because these retailers and wholesalers were not required to invest the large amounts we spend in product development, and may not be required to provide FFG with the same profit factor as we are under the food production agreement. In any such case, we may lose customers to FFG or to these wholesalers and retailers, and our business and results may suffer materially.

IF WE ARE UNABLE TO COMPLETE OUR ANNOUNCED SAN FRANCISCO CENTRAL KITCHEN CLOSURE AND TRANSITION TO OUTSOURCING OUR CENTRAL KITCHEN FUNCTIONS ON TERMS FAVORABLE TO US, OUR BUSINESS MAY BE HARMED.

We intend to close our remaining central kitchen in the San Francisco market and outsource our food production in that market. FFG does not currently have sufficient capacity to assume our food production in this market, and it has not entered into any subcontract arrangement in this market for the production of our food. We intend, therefore, to outsource our food production to another third party. The timing and benefits of this transition will depend on a number of factors, many of which are outside our control, including maintaining product quality, ensuring adequate product quantities, the closing of our remaining central kitchen in San Francisco, including the transfer or sale of equipment, termination or transfer of staff and termination or sublease of the space, and transfer of the central kitchen functions to a supplier other than FFG, including hiring, training, production and assembly and coordination of functions.

ANY DEFAULT IN THE REPAYMENT OF THE CONVERTIBLE NOTE HELD BY LAURUS MASTER FUND, LTD. (LAURUS) COULD HAVE A MATERIAL ADVERSE AFFECT ON OUR BUSINESS, PROSPECTS, RESULTS OF OPERATIONS OR FINANCIAL CONDITION.

Upon completion of the DB financing, we made a $300,000 principal payment on our $1.25 million convertible note, reducing the principal amount to $626,400. In October 2003, we made an additional principal payment of $52,000 reducing the balance to $574,400. This unpaid principal amount, together with a $75,000 fee relating to the $300,000 prepayment, is payable in 12 equal installments on the first business day of each calendar month, beginning September 1, 2003. Accrued and unpaid interest must also be paid monthly; however, Laurus has waived its right to receive any interest payments until October 1, 2003. The amounts due under the note are secured by a blanket security interest in all our assets. On October 1, 2003, the Company was in arrears on its interest and principal payments to Laurus. Subsequently, in October 2003 the Company received a waiver from Laurus in which Laurus agreed to waive any defaults resulting from the late payment of the monthly amount due October 1, 2003 and agreed to make all payments due and payable under the note from October 1, 2003 to November 15, 2003 due and payable on November 16, 2003 and waived any defaults and penalties resulting from the postponement of payments. The current principal balance of this note is approximately $574,400, the amount currently due in fees is approximately $68,750 and the past due interest as of November 1, 2003 is approximately $60,000.

In some circumstances, the note is convertible into shares of our common stock. The conversion price under the note is $0.10 per share for the first $350,700 converted into shares of our common stock after July 31, 2003 and $0.30 per share for any additional amounts converted into shares of our common stock. Although the convertible note provides us with the option of making monthly payments by issuing shares, the number of shares that we can issue with respect to any payment is limited to 25% of the number of shares of our common stock traded on our principal trading market during the 30 calendar day period preceding the date on which we provide notice of repayment in shares, unless waived by Laurus. Any additional amounts must be paid in cash. Due to the limited trading volume of our shares in recent periods, we expect that our ability to issue shares in satisfaction of the monthly payments will be very limited. In addition, we are not permitted to make such payments in shares and are required to make such payments in cash if any of the following events occurs: (i) the average daily volume weighted average price of our shares on our principal trading market for the 11 trading days preceding a payment date is less than 115% of the applicable conversion price, (ii) there fails to exist an effective resale registration statement with respect to the shares; or (iii) there occurs any event of default. The events of default under the convertible note are similar to those customary for convertible debt securities, including breaches of material terms, failure to pay amounts owed, delisting of our common stock from the OTC Bulletin Board or a national securities exchange, or failure to comply with the reporting, filing or other obligations of listing on such market. In the event that a payment default occurs and is continuing, Laurus may convert all or



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part of any monthly payment into shares of our common stock at the lower of the applicable fixed conversion price or 70% of the average of the three lowest closing prices for our common stock on our principal trading market for the 30 trading days prior to the conversion date.

If we default on our obligations under the convertible note, or if we fail to have a resale registration statement declared and maintained as effective with respect to the shares, we may be required to immediately repay the outstanding principal amount of the convertible note and any accrued and unpaid interest. We do not currently have cash or cash equivalents or available debt or equity financing sufficient to repay such amounts if such repayment is required. Accordingly, we anticipate that additional financing would be required to repay such amounts. We cannot guarantee that such financing would be available on terms favorable to us, or at all. If we could not arrange for such financing on favorable terms, our business and financial results would be materially adversely affected. In the event of any sale or liquidation of our assets to repay such debt, the note holder, as a secured party, would have priority over other creditors and over our shareholders with respect to such assets and the proceeds of such assets.

ANY DEFAULT IN THE REPAYMENT OF OUR $6.0 MILLION IN SENIOR SECURED NOTES COULD HAVE A MATERIAL ADVERSE AFFECT ON OUR BUSINESS, PROSPECTS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

The principal and accrued and unpaid interest on the $6.0 million principal amount of senior secured notes we issued to DB, Briazz Venture, L.L.C. (BV), Spinnaker Investment Partners, L.P. (Spinnaker), and Delafield are due on August 1, 2005; provided, however, that the notes will accelerate and become due if we
(i) fail to pay any amount when due, (ii) fail to cure defaults under the notes within ten days of notice or (iii) are forced to seek bankruptcy protection or otherwise become insolvent. The amounts due under the notes are secured by a blanket security interest in all our assets. If we are unable to pay any amount when due, DB, BV, and Spinnaker may foreclose on our assets, which could substantially adversely impact our ability to continue as a going concern. We do not currently have cash or cash equivalents or available debt or equity financing sufficient to repay the principal amounts if such repayment is required. Accordingly, we anticipate that additional financing would be required to repay such amounts. We cannot guarantee that such financing would be available on terms favorable to us, or at all. If we cannot arrange for such financing on favorable terms, our business and financial results would be materially adversely affected. In the event of any sale or liquidation of our assets to repay such debt, the note holders, as secured parties, would have priority over other creditors and over our shareholders with respect to such assets and the proceeds of such assets.

WE CONTINUE TO EXPERIENCE A DECLINE IN OUR SAME STORE SALES WHEN COMPARED TO PRIOR PERIODS. IF THIS TREND CONTINUES WE MAY HAVE TO CLOSE ADDITIONAL STORES.

In the past, we have closed cafes because they did not generate sufficient revenues and we cannot assure you that additional cafes will not be closed. For the year ended December 29, 2002 and the 39-week period ended September 28, 2003, our same-store sales decreased compared to the prior fiscal periods. If our same-store sales continue to decline or fail to sufficiently improve, we may be required to close additional cafes. The closing of a significant number of cafes or the failure to increase same-store sales could have an adverse impact on our reputation, operations and financial results. During the 39-week period ending September 28, 2003 we closed a total of 5 cafes. We expect to close one additional cafe by the end of the year.

IF WE ARE UNABLE TO CONTINUE LEASING OUR RETAIL LOCATIONS OR OBTAIN ACCEPTABLE LEASES FOR NEW CAFES, OUR BUSINESS MAY SUFFER.

All of our cafe locations are on leased premises. If we are unable to renew our leases on acceptable terms, or if we are subject to substantial rent increases, our business could suffer. Because we compete with other retailers for cafe sites and because some landlords may grant exclusive rights to locations to our competitors, we may not be able to obtain new leases or renew existing leases on acceptable terms. Any inability to renew or obtain leases could increase our costs and adversely affect our operating results and brand-building strategy.

OUR THIRD PARTY DISTRIBUTION STRATEGY COULD RESULT IN INCREASED COMPETITION IN OUR EXISTING MARKETS. THIS STRATEGY COULD CAUSE SALES IN SOME OF OUR EXISTING CAFES TO DECLINE.

In accordance with our expansion strategy, we may enter into agreements with third parties to distribute our products through new distribution channels in our existing markets. The presence of additional distribution channels in existing markets may result in diminished sales performance and customer counts for cafes near the area in which third parties distribute our products, due to sales cannibalization.



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TENANT TURNOVER AND VACANCIES IN OFFICE BUILDINGS WHERE OUR CAFES ARE LOCATED
COULD CAUSE OUR CAFE SALES TO DECLINE.

Our business has and could continue to suffer as a result of tenant turnover and vacancies. Many of our cafes are located in office buildings, and office workers are our target customers. Vacancies, tenant turnover or tenants with few office workers, especially in San Francisco and Seattle, have negatively impacted the operations of our cafes located in office buildings during the last two years due to the reduction in the number of potential customers in the building, and could continue to have a negative impact on our operations. The risk related to vacancies and tenant turnover is greater in office buildings with larger tenants, where the loss of a single tenant may have a greater impact on that cafe's sales.

IF PRODUCTION AT FFG AND HEMA CENTRAL KITCHENS OR OUR SAN FRANCISCO CENTRAL KITCHEN IS INTERRUPTED, WE MAY BE UNABLE TO SUPPLY OUR CAFES IN THAT GEOGRAPHIC MARKET AND OUR BUSINESS WILL SUFFER.

FFG's and HEMA's central kitchens and our San Francisco central kitchen produce or distribute substantially all of our food products for the cafes and wholesale accounts in their geographic regions, as well as all of the box lunches and catered platters in each region. If any of these central kitchens were to close for any reason, such as fire, natural disaster or failure to comply with government regulations, we would be unable to provide our food products in the areas served by the affected central kitchen. These central kitchens are geographically dispersed and none could cost effectively supply another market if a central kitchen were to close. As a result, the closure of any central kitchen even for a short period of time would have a material adverse effect on our operating results. We may have no control over any such closures.

WE ARE SUBSTANTIALLY DEPENDENT ON THIRD-PARTY SUPPLIERS AND DISTRIBUTORS AND THE LOSS OF ANY ONE OF THEM COULD HARM OUR OPERATING RESULTS.

We are substantially dependent on a small number of suppliers and distributors for our products, including FFG, HEMA, suppliers of meat, breads and soups, and Sysco Distribution Services, which during the 39-weeks ended September 28, 2003 procured from our suppliers and delivered to us the majority of our ingredients and packaging products. Most of our packaged products come from Bunzl, a national distributor. Such packaged products represent roughly 15% of our purchases. During the year ended December 29, 2002, Stockpot, Inc. provided approximately 20% of our cost of food and packaging. Any failure or delay by any of these suppliers or distributors to deliver products to our central kitchens, even for a short period of time, would impair our ability to supply our cafes and could harm our business. We have limited control over these third parties, and we cannot assure you that we will be able to maintain satisfactory relationships with any of them on acceptable commercial terms. Nor can we assure you that they will continue to provide food products that meet our quality standards. Our relationships with our suppliers are generally governed by short-term contracts. If any of these relationships were to terminate unexpectedly, we may have difficulty obtaining adequate quantities of products of the same quality at competitive prices in a timely fashion, which could limit our product offerings or our ability to adequately supply our cafes and could adversely affect our operating results.

IF WE FAIL TO FURTHER DEVELOP AND MAINTAIN OUR BRAND, OUR BUSINESS COULD SUFFER.

We believe that maintaining and developing our brand is critical to our success and that the importance of brand recognition may increase as a result of competitors offering products similar to ours. Subject to available funding, we intend to increase our marketing expenditures to create and maintain brand loyalty and increase awareness of our brand. If our brand-building strategy is unsuccessful, these expenses may never be recovered, and we may be unable to increase or maintain our revenues.

Our success in promoting and enhancing the BRIAZZ brand will also depend on our ability to provide customers with high-quality products, which is, in part, dependent on the performance of FFG, HEMA and our San Francisco central kitchen, and customer service. We cannot assure you that consumers will perceive our products as being of high quality. If they do not, the value of our brand may be diminished and, consequently, our ability to implement our business strategy may be adversely affected.

IF OUR CUSTOMERS DO NOT PERCEIVE PRE-PACKAGED SANDWICHES AND SALADS AS FRESH AND DESIRABLE, OR IF THEY WOULD PREFER MADE-TO-ORDER FOOD ITEMS, OUR OPERATING RESULTS WILL SUFFER.

Our business strategy focuses on pre-packaged food items. All of our salads and most of our sandwiches are prepared and assembled in central kitchens and sold as pre-packaged items. Unlike delicatessens, our cafes generally do not add or omit specific ingredients to or from food items at the customer's request. If customers prefer custom prepared items over



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pre-packaged items, or if they do not perceive pre-packaged sandwiches and salads as fresh and desirable, we may be unsuccessful in attracting and retaining customers, causing our operating results to suffer.

OUR BUSINESS COULD BE HARMED BY LITIGATION OR PUBLICITY CONCERNING FOOD QUALITY, HEALTH AND OTHER ISSUES, WHICH MAY CAUSE CUSTOMERS TO AVOID OUR PRODUCTS AND RESULT IN LIABILITIES.

Our business could be harmed by litigation or complaints from customers or government authorities relating to food quality, illness, injury or other health concerns or operating issues. Because most of our food products for each geographic market are prepared in a central kitchen, health concerns surrounding our food products, if raised, may adversely affect sales in all of our cafes in that market. Adverse publicity about such allegations may negatively affect our business, regardless of whether the allegations are true, by discouraging individuals from buying our products. Because we emphasize the freshness and quality of our products, adverse publicity relating to food quality or similar concerns may affect us more than it would food service businesses that compete primarily on other factors. Such adverse publicity could damage our reputation and divert the attention of our management from other business concerns. We could also incur significant liabilities if a lawsuit or claim resulted in an adverse decision or in a settlement payment, and incur substantial litigation costs regardless of the outcome of such litigation. As we outsource our food production in most markets to third parties, we are similarly affected by any litigation, complaints or publicity relating to those suppliers.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE AND COULD FALL BELOW EXPECTATIONS OF SECURITIES ANALYSTS AND INVESTORS, RESULTING IN A DECLINE IN OUR STOCK PRICE.

Our quarterly and yearly operating results have varied in the past, and we believe that our operating results will continue to vary in the future. For this reason, you should not rely on our operating results as indications of future performance. In future periods, our operating results may fall below the expectations of securities analysts and investors, causing the trading price of our common stock to fall. In addition, most of our expenses, such as employee compensation and lease payments for facilities and equipment, are relatively fixed. Our expense levels are based, in part, on our expectations regarding future sales. As a result, any shortfall in sales relative to our expectations may cause significant decreases in our operating results from quarter to quarter, cause us to fail to meet the expectations of securities analysts and investors and result in a decline in our stock price.

OUR CAFES ARE CURRENTLY LOCATED IN FOUR GEOGRAPHIC MARKETS. AS A RESULT, WE ARE HIGHLY VULNERABLE TO NEGATIVE OCCURRENCES IN THOSE MARKETS.

We currently operate our cafes in Seattle, San Francisco, Chicago and Los Angeles. As a result, we are susceptible to adverse trends and economic conditions in these markets. Additionally, given our geographic concentration, negative publicity regarding any of our cafes, or other regional occurrences such as local strikes, earthquakes or other natural disasters, in these markets, may have a material adverse affect on our business and operations.

OUR FOOD PREPARATION AND PRESENTATION METHODS ARE NOT PROPRIETARY, AND THEREFORE COMPETITORS MAY BE ABLE TO COPY THEM, WHICH MAY HARM OUR BUSINESS.

We consider our food preparation and presentation methods, including our food product packaging, box lunch packaging and design of the interior of our cafes, essential to the appeal of our products and brand. Although we consider our packaging and store design to be essential to our brand identity, we have not applied to register all trademarks or trade dress in connection with these features, and therefore cannot rely on the legal protections provided by trademark registration. Because we do not hold any patents for our preparation methods, it may be difficult for us to prevent competitors from copying our methods. In addition, under our food production agreement with FFG, FFG is permitted to use our recipes, food formulations and ingredients for products it sells in the food industry, including products that may compete directly with our products. If our competitors copy our preparation and presentation methods, the value of our brand may be diminished and our market share may decrease. In addition, competitors may be able to develop food preparation and presentation methods that are more appealing to consumers than our methods, which may also harm our business.

WE DEPEND ON THE EXPERTISE OF KEY PERSONNEL. IF THIS INDIVIDUAL WERE TO LEAVE, OUR BUSINESS MAY SUFFER.

We are dependent to a large degree on the services of Victor D. Alhadeff. Our operations may suffer if we were to lose the services of this individual, who could leave BRIAZZ at any time. In addition, competition for qualified management in our industry is intense. Many of the companies with which we compete for experienced management personnel have greater financial and other resources than we do.



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RISKS RELATED TO OUR INDUSTRY

OUR OPERATIONS ARE SUSCEPTIBLE TO CHANGES IN FOOD AND SUPPLY COSTS, WHICH COULD ADVERSELY AFFECT OUR MARGINS.

Our profitability depends, in part, on our ability to anticipate and react to changes in food and supply costs. Our purchasing staff negotiates prices for all of our ingredients and supplies based upon current market prices with the exception of the food production contract with FFG where we pay a fee based on FFG's actual costs plus a profit factor. Various factors beyond our control, including, for example, governmental regulations, rising energy costs and adverse weather conditions, may cause our food and supply costs to increase. We cannot assure you that we will be able to anticipate and react to changing food and supply costs by adjusting our purchasing practices. Any failure to do so may adversely affect our operating results.

IF WE FACE INCREASED LABOR COSTS OR LABOR SHORTAGES, OUR GROWTH AND OPERATING RESULTS MAY BE ADVERSELY AFFECTED.

Labor is a primary component in the cost of operating our business. As of November 1, 2003, we employed 45 salaried and 252 hourly employees. We expend significant resources in recruiting and training our managers and employees. If we face increased labor costs because of increases in competition for employees, the minimum wage or employee benefits costs (including costs associated with health insurance coverage), or unionization of our employees, our operating expenses will likely increase and our growth may be adversely affected. Additionally, any increases in employee turnover rates are likely to lead to additional recruiting and training costs.

Our success depends upon our ability to attract, motivate and retain a sufficient number of qualified employees, including cafe managers, to keep pace with our growth strategy. Any inability to recruit and retain sufficient numbers of employees may delay or prevent the anticipated openings of new cafes.

COMPETITION IN OUR MARKETS MAY RESULT IN PRICE REDUCTIONS, REDUCED MARGINS OR THE INABILITY TO ACHIEVE MARKET ACCEPTANCE FOR OUR PRODUCTS.

The market for lunch and breakfast foods in the geographic markets where we operate is intensely competitive and constantly changing. We may be unable to compete successfully against our current and future competitors, which may result in pricing reductions that will result in reduced margins and the inability to achieve market acceptance for our products.

Many businesses provide services similar to ours. Our competitors include sandwich shops, company cafeterias, delicatessens, pushcart vendors, fast food chains and catering companies. Many of our competitors have significantly more capital, research and development, manufacturing, distribution, marketing, human and other resources than we do. As a result, they may be able to adapt more quickly to market trends, devote greater resources to the promotion or sale of their products, receive greater support and better pricing terms from independent distributors, initiate or withstand substantial price competition, or take advantage of acquisition or other opportunities more readily than we can.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS, WHICH MAY ADVERSELY AFFECT OUR OPERATIONS.

We may be held liable or incur costs to settle liability claims if any of the food products we, FFG or HEMA prepare or we sell cause injury or are found unsuitable during preparation, sale or use. While FFG must indemnify us for damages arising from its failure to provide us with food meeting state and federal standards, we may not receive payment pursuant to this right in a timely manner. As a result, we may be required to make substantial payments with respect to any claims well in advance of any collection we may realize from FFG. Although we currently maintain product liability insurance, where appropriate, we cannot assure you that this insurance is adequate, and, at any time, it is possible that such insurance coverage may cease to be available on commercially reasonable terms, or at all. A product liability claim could result in liability to us greater than our total assets or insurance coverage. Moreover, product liability claims could have an adverse impact on our business even if we have insurance coverage.

CHANGES IN CONSUMER PREFERENCES OR DISCRETIONARY CONSUMER SPENDING COULD NEGATIVELY IMPACT OUR RESULTS.

Our success depends, in part, upon the popularity of our food products and our ability to develop new menu items that appeal to consumers. Shifts in consumer preferences away from our cafes or away from our cuisine, our inability to develop new menu items that appeal to consumers, or changes in our menu that eliminate items popular with some consumers could harm our business. Also, our success depends to a significant extent on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce customer traffic or impose practical limits on pricing, either of which could harm our business.



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INABILITY TO OBTAIN REGULATORY APPROVALS, OR TO COMPLY WITH ONGOING AND CHANGING
REGULATORY REQUIREMENTS, FOR OUR REMAINING CENTRAL KITCHEN, FFG'S OR HEMA'S CENTRAL KITCHENS OR OUR CAFES COULD RESTRICT OUR BUSINESS AND OPERATIONS.

Our remaining central kitchen, FFG's and HEMA's central kitchens and our cafes are subject to various local, state and federal governmental regulations, standards and other requirements for food storage, preparation facilities, food handling procedures, other good manufacturing practices requirements and product labeling. In addition, license and permit requirements relating to health and safety, building and land use and environmental protection apply to our operations. If we or FFG encounter difficulties in obtaining any necessary licenses or permits or complying with these ongoing and changing regulatory requirements:

         o        the opening of new cafes could be delayed;

         o existing cafes or central kitchens, whether operated by FFG or ourselves, could be closed temporarily or permanently; or

         o        our product offerings could be limited.

The occurrence of any of these problems could harm our operating results.

RISKS RELATING TO OUR SECURITIES

OUR DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT SHAREHOLDERS HOLD A SUBSTANTIAL PORTION OF OUR STOCK, AND DB, BV, SPINNAKER, AND LAURUS HOLD SUBSTANTIAL RIGHTS, WHICH MAY LEAD TO CONFLICTS WITH OTHER SHAREHOLDERS OVER CORPORATE GOVERNANCE.

Our directors, executive officers and current holders of 5% or more of our outstanding common stock hold a substantial portion of our stock. Laurus holds rights to purchase a substantial portion of our stock and debt with covenants relating to corporate governance. In addition, DB, BV, Spinnaker and Delafield hold shares of our Series F Convertible Preferred Stock that are convertible into 76,438,410 shares of our common stock at an initial conversion price of $0.10 per share, and hold debt with covenants relating to corporate governance. We have also agreed to issue new and existing management shares of Series F Convertible Preferred Stock that are initially convertible into approximately
5.3 million shares of our common stock at a conversion price of $0.10 per share, and stock options that are exercisable for approximately 5.4 million shares of our common stock at an exercise price equal to fair market value on the date of grant. Such persons, acting together, and each acting alone, will be able to significantly influence all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as mergers or other business combinations.

As part of the transaction in which DB, BV, and Spinnaker purchased the Series F Convertible Preferred Stock, they were granted the right to select new executive officers to be appointed by the Company and DB, BV, and Spinnaker were granted the right, which has since been utilized, to designate up to five of our directors, with two directors to be designated by DB, two directors to be designated by BV and one director to be designated by Spinnaker. As a result, DB, BV and Spinnaker exercise substantial control over our business. We believe that these entities will continue to exert a large degree of control on the affairs of our corporation. The control exercised by DB, BV, Spinnaker and other major shareholders and debtholders may delay, deter or prevent a third party from acquiring or merging with us, which in turn could reduce the market price of our common stock.

CONVERSION OF OUR OUTSTANDING CONVERTIBLE SECURITIES COULD SUBSTANTIALLY DILUTE COMMON STOCK PRICES BECAUSE THE CONVERSION PRICES OF THOSE SECURITIES AND/OR THE NUMBER OF SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THOSE SECURITIES ARE BELOW OUR CURRENT MARKET PRICE OR SUBJECT TO ADJUSTMENT.

We have issued and plan to issue in the future various securities that are convertible or exercisable at prices that are lower than the current market price of our common stock or are subject to adjustment due to a variety of factors, including fluctuations in the market price of our common stock and the issuance of securities at an exercise or conversion price less than the then-current exercise or conversion price of those securities. For example, DB, BV, Spinnaker and Delafield collectively hold shares of our Series F Convertible Preferred Stock that are initially convertible into 76,438,410 shares of our common stock at an initial conversion price of $0.10 per share. Pursuant to the terms of our agreement with DB, BV, Spinnaker and Delafield, we have also agreed to issue new and existing management shares of Series F Convertible Preferred Stock that will be initially convertible into approximately 5.3 million shares of our common stock at an initial conversion price of $0.10 per share, and



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stock options that will be initially exercisable for approximately 5.4 million shares of our common stock at an exercise price equal to the fair market value at the time of grant. As of October 31, 2003, the closing price of a share of our common stock on the OTC Bulletin Board was $0.16. If we issue any additional shares of common stock or shares convertible into shares of common stock (subject to customary exclusions) at an effective price per share that is less than the Series F Convertible Preferred Stock conversion price then in effect, the conversion price will be reduced on a "weighted average" basis to eliminate the dilutive effect of such issuance on the Series F Convertible Preferred Stock. Any adjustments to the conversion price of the Series F Convertible Preferred Stock are cumulative. The terms of the Series F Convertible Preferred Stock also permit the holders thereof to convert their shares of Series F Convertible Preferred Stock into shares of our common stock on a "cashless exercise" basis in the event that the fair market value of the common stock exceeds the conversion price on the date of conversion. In addition to the foregoing, we have issued a note to Laurus that is convertible into shares of our common stock at conversion prices of $0.10 or $0.30 per share, or in an event of default, at a discount to market. Depending upon the market price in effect at the time of any conversion of the note, such conversions could cause significant dilution to existing shareholders. See the risk factor, "Any Default in the Repayment of the Convertible Note Held By Laurus Master Fund, Ltd. (Laurus) Could Have a Material Adverse Affect on Our Business, Prospects, Results of Operations or Financial Condition".

The value of our common stock could, therefore, experience substantial dilution as a result of the conversion or exercise of our outstanding derivative securities or as a result of any issuance of additional securities at prices lower than the conversion prices of such securities. Also, as a result of conversions of the principal or interest portion of our convertible note or conversion of the Series F Convertible Preferred Stock and any related sales of our common stock by the holders, the market price of our common stock could be depressed.

IF OUR SECURITY HOLDERS ENGAGE IN SHORT SALES OF OUR COMMON STOCK, INCLUDING SALES OF SHARES TO BE ISSUED UPON CONVERSION OF DEBT SECURITIES, THE PRICE OF OUR COMMON STOCK MAY DECLINE.

Selling short is a technique used by a shareholder to take advantage of an anticipated decline in the price of a security. A significant number of short sales or a large volume of other sales within a relatively short period of time can create downward pressure on the market price of a security. In an event of default under the Laurus note, the decrease in market price would allow Laurus to convert its debt securities into or for an increased number of shares of our common stock. Further sales of common stock issued upon conversion of the Laurus note or the Series F Convertible Preferred Stock could cause even greater declines in the price of our common stock due to the number of additional shares available in the market, which could encourage short sales that could further undermine the value of our common stock. The common stock could, therefore, experience a decline in value as a result of short sales of our common stock.

WE WERE RECENTLY TRANSFERRED TO THE OVER-THE-COUNTER BULLETIN BOARD AND AS A RESULT, OUR SHAREHOLDERS MAY EXPERIENCE LIMITED LIQUIDITY.

Our common stock was transferred to the OTC Bulletin Board on June 2, 2003 because we failed to meet the requirements for listing on the Nasdaq SmallCap Market. Trading on the OTC Bulletin Board is generally less robust than on the Nasdaq National or SmallCap Markets. As a result, an investor may find it more difficult to sell our common stock or to obtain accurate quotations as to the market value of our common stock.

OUR STOCK PRICE MAY BE VOLATILE BECAUSE OF FACTORS BEYOND OUR CONTROL.

The market price of our common stock may fluctuate significantly in response to a number of factors, most of which are beyond our control, including:

         o changes in securities analysts' recommendations or estimates of our financial performance;

         o        changes in market valuations of similar companies; and

         o announcements by us or our competitors of significant contracts, new products, acquisitions, commercial relationships, joint ventures or capital commitments.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. A securities class action lawsuit against us, regardless of its merit, could result in substantial costs and divert the attention of our management from other business concerns, which in turn could have a materially adverse impact on our financial results.



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OUR ARTICLES OF INCORPORATION, BYLAWS, CERTAIN OF OUR AGREEMENTS AND THE
WASHINGTON BUSINESS CORPORATION ACT CONTAIN ANTI-TAKEOVER PROVISIONS WHICH COULD DISCOURAGE OR PREVENT A TAKEOVER, EVEN IF AN ACQUISITION WOULD BE BENEFICIAL TO OUR SHAREHOLDERS.

Provisions of our articles of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions include:

         o authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors, without shareholder approval, to increase the number of outstanding shares or change the balance of voting control and thwart a takeover attempt;

         o prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect directors;

         o limiting the ability of shareholders to call special meetings of shareholders; and

         o prohibiting shareholder action by non-unanimous written consent and requiring all shareholder actions to be taken at a meeting of our shareholders.

In addition, Chapter 23B.19 of the Washington Business Corporation Act and the terms of our preferred stock and debt financings and our stock option plan may discourage, delay or prevent a change in control which you may favor.



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